Mail Stop 03-06


February 9, 2005


David V. Harper
Vice President and Chief Financial Officer
Veri-Tek International, Corp.
50120 Pontiac Trail
Wixom, MI 48393


Re:	Veri-Tek International, Corp.
	Amendment No. 5 to Registration Statement on Form S-1
	Filed February 7, 2005
	Registration No. 333-118830

Dear Mr. Harper:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the agreement filed as Exhibit 10.9 to your registration statement, which sets forth the terms of the debt held by Quantum Value Partners, LP being converted into shares of your common stock, appears to have terminated by virtue of your public offering not having closed on or before January 31, 2004 [sic]. Please tell us supplementally, and with a view towards revised disclosure, whether that agreement has been extended, and if so, please file the revised agreement as an exhibit to your registration statement.

2. We note that under Section 4(b) of your 2004 Equity Incentive Plan your reverse stock split could be considered an event which would trigger an adjustment to the number and type of shares that could be issued under the plan. Supplementally, and with a view towards revised disclosure, please tell us whether the shares reserved for issuance under your 2004 Equity Incentive Plan remains 350,000 shares of common stock.

Capitalization - Page 23

3. Please revise the share amounts in your capitalization table to reflect the effects of the 1-for-3.730879244 reverse stock split of
February 7, 2005 in the body of the table rather than in the footnotes to the table.

Executive Compensation - Page 52

4. We note that your last completed fiscal year was December 31, 2004. Where Item 402 of Regulation S-K requires information for the last fiscal year, your disclosure should include information for 2004. Please revise to update the compensation disclosure.

Report of Independent Registered Public Accounting Firm - Page F-3

5. Your auditor should update its report to cover the retroactive application of the reverse stock-split to all share and per share amounts in the financial statements of the successor company as discussed in Note K - Subsequent Event.

Interim Financial Statements (Unaudited) - Page F-20

Note B - Significant Changes

Stock Splits

6. Revise your disclosure to indicate that all share and per share information of the successor company have been restated to reflect the stock splits in accordance with GAAP.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kevin Vaughn at (202) 824-5387, or Martin James, the Senior Assistant Chief Accountant, at (202) 942-1984, if
you have questions regarding our comments on the financial
statements
and related matters.  Please contact Tim Buchmiller at (202) 824-
5354
or me at (202) 942-1880 with questions regarding our comments on any other part of your filing.

      Sincerely,



      Peggy A. Fisher
      Assistant Director


cc:	Patrick Daugherty, Esq. (via fax)
	Carolyn T. Long, Esq. (via fax)
      J. Christopher Wiltshire, Esq. (via fax)
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David V. Harper
Veri-Tek International, Corp.
February 9, 2005
Page 3